TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 3, 2021

The following discussion and analysis is management’s opinion of TransGlobe Energy Corporation's ("TransGlobe" or the "Company") historical financial and operating results and should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2021 and 2020, together with the notes related thereto (the “Condensed Consolidated Interim Financial Statements”), and the audited Consolidated Financial Statements and Management's Discussion and Analysis ("MD&A") for the year ended December 31, 2020 included in the Company's annual report. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) in the currency of the United States, except otherwise noted. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, that TransGlobe will have the ability to develop its properties in the manner currently contemplated, the expected benefits to the Company of consolidating, amending and extending the Company's Eastern Desert PSCs (as defined herein), the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSC’s, and other matters, anticipated changes to the Company's reserves and production, timing of directly marketed crude oil sales, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situation in Egypt, reserves estimates, management’s expectation for results of operations for 2021, including expected 2021 average production, funds flow from operations, that TransGlobe will have the ability to pay down its debt and return money to its shareholders, the 2021 capital program for exploration and development, the timing and method of financing thereof, the Company's continued work with EGPC (as defined herein) regarding scheduling cargoes, anticipated reductions in year-end inventory, the availability of funds to meet current and foreseeable financial requirements at a reasonable cost, collection of accounts receivable from the Egyptian Government, the timing of liftings of crude oil produced from the Company’s Egyptian operations, the terms of drilling commitments under the Egyptian Production Sharing Agreements and Production Sharing Concessions (collectively defined as "PSCs") and the method of funding such drilling commitments, the Company's beliefs regarding the reserves and production growth of its assets and the ability to grow with a stable production base, that TransGlobe will have the ability to steward capital and reduce costs, commodity prices and expected volatility thereof, and interest rates and the expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, fluctuations in operating expenses due to changes in inventory volumes, inability to pay down the Company's debt, inability to continue to work with the Egyptian General Petroleum Company ("EGPC") to schedule cargoes, the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs, imprecision of reserves estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, failure to collect the remaining accounts receivable balance from EGPC, the potential impacts of COVID-19 to the Company’s business, operating results, cash flows and/or financial condition, ability to access sufficient capital from internal and external sources and the risks contained under "Risk Factors" in the Company's Annual Information Form which is available on www.sedar.com. The recovery and reserves estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

Forward-looking information and statements contained in this document include the payment of dividends, including the timing and amount thereof, and the Company's intention to declare and pay dividends in the future under its current dividend policy. Without limitation of the foregoing, future dividend payments, if any, and the level thereof is uncertain, as the Company's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, free cash flow, financial requirements for the Company's operations and the execution of its strategy, ongoing production maintenance, growth through acquisitions, fluctuations in working capital and the timing and amount of capital expenditures and anticipated business development capital, payment irregularity in Egypt, debt service requirements and other factors beyond the Company's control. Further, the ability of the Company to pay dividends will be subject to applicable laws (including the satisfaction of the liquidity and solvency tests contained in applicable corporate legislation) and contractual restrictions contained in the instruments governing its indebtedness.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; the ability of the Company's derivative financial instruments to manage its exposure thereto; currency exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; that the Company's ongoing work with the EGPC with respect to scheduling cargoes will continue be successful; the ratification of the consolidation, amendment and extension of the Company’s Eastern Desert PSCs; the impact of potential litigation and claims on the Company; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and on the Company's website (www.trans-globe.com).

Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings (loss) as further information becomes available, and as the economic environment changes.

This MD&A includes references to certain financial measures which are not specified, defined, or determined under IFRS and are therefore considered non-GAAP financial measures. These non-GAAP financial measures are unlikely to be comparable to similar financial measures presented by other issuers. For a full description of these non-GAAP financial measures and a reconciliation of these measures to their most directly comparable GAAP measures, please refer to "NON-GAAP FINANCIAL MEASURES".

All oil and natural gas reserves information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

NON-GAAP FINANCIAL MEASURES

Funds flow from operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to, or more meaningful than, “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flows necessary to fund future growth through capital investment. Funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2021	2020	2021	2020
Cash flow generated by (used in) operating activities	27,026	(3,349)	46,918	17,529
Changes in non-cash working capital	(14,645)	3,672	(17,356)	5,712
Funds flow from operations[1]	12,381	323	29,562	23,241
[1]

Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings (Loss) and Comprehensive Income (Loss). Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Net debt-to-funds flow from operations ratio

Net debt-to-funds flow from operations is a measure that is used by management to set the amount of capital in proportion to risk. The Company’s net debt-to-funds flow from operations ratio is computed as long-term debt, including the current portion, net of working capital, over funds flow from operations for the trailing twelve months. Net-debt-to-funds flow from operations does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

Netback

Netback is a measure of operating results and is computed as sales net of royalties (all government interests, net of income taxes), production and operating expenses, current taxes and selling costs. The Company's netbacks include sales and associated costs of production from inventoried crude oil sold during the period, excluding the impact of overlift. Royalties and taxes associated with inventoried crude oil are recognized in the financial statements at the time of production. As a result, netbacks fluctuate depending on the timing of entitlement crude oil sales. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures used by other companies.

OUTLOOK

The 2021 outlook provides information as to management’s expectation for results of operations for 2021. Readers are cautioned that the 2021 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment in the jurisdictions that the Company operates in, and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this "MD&A".

2021 Outlook

The 2021 production outlook for the Company is provided as a range to reflect timing and performance contingencies.

TransGlobe maintains a strong balance sheet with modest debt and is the operator across all of its producing assets, which gives the Company significant capital flexibility and a high degree of discretion in its forward investment program. The Company intends to use all available tools to minimize balance sheet risk and position itself for future success.

The Company has a prepayment agreement with Mercuria Energy Trading SA (“Mercuria”) that was repaid in full during the quarter. On September 27, 2021 the prepayment agreement was amended to $10.0 million (undrawn) and extended to December 31, 2021 to coincide with the expiry of TransGlobe’s remaining Brent crude oil hedges of 150 Mbbls. With $6.9 million owed to ATB Financial (“ATB”) and no amounts drawn on the Mercuria prepayment agreement, TransGlobe is in compliance with its debt covenants. The Company exited the third quarter of 2021 with $54.0 million in cash on hand. During the quarter the Company sold an Egypt crude oil cargo of 499.6 Mbbls to third party buyers for net proceeds of $33.3 million, collected in August. The cargo volumes were in excess of crude oil inventories at the time of lifting. The Company expects to settle the overlift throughout Q4-2021.

As announced on December 3, 2020, the Company has reached an agreement with the Egyptian General Petroleum Company (“EGPC”) to merge its three existing Eastern Desert concessions with a 15-year primary term and improved Company economics. As previously announced, the Company is now expecting ratification to occur in Q4-2021. The February 1, 2020 effective date for the improved concession terms is supportive of increased investment in advance of ratification.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Subject to ratification, the Company will pay EGPC a signature bonus and an equalization payment in installments. An initial equalization payment of $15.0 million and signature bonus of $1.0 million are due on ratification, with five further equalization payments of $10.0 million annually over five years (beginning February 1, 2022 until February 1, 2026). The Company will also have minimum financial work commitments of $50.0 million per each five-year period of the primary development term, commencing on the February 1, 2020 effective date.

With the approval of the agreement to merge the Eastern Desert concessions and improvements in commodity prices, the Company has moved forward to restart investment in Egypt and Canada to support growth plans in both countries. Dependent upon rig efficiencies, TransGlobe may drill one additional well in K-field as a part of the 2021 drilling program and expects to accelerate its plans to further upgrade its Eastern Desert water management system. The Company also drilled one additional well (an exploration well, SGZ-7B) in October. These new drills, accelerated spend on its water management system, and cost increases incurred in the Canadian drilling and development program, are expected to result in an approximate $5.8 million increase to the previously announced capital budget of $27.2 million (before capitalized G&A) in 2021. Due to timing of the drilling of the K-field well and the SGZ-7B well, the Company has not adjusted its expected production guidance for 2021.

The 2021 plan was prepared to focus on value accretive projects within its portfolio, maximize free cash flow to direct at future value growth opportunities and to increase the Company’s production base.

Total corporate production is expected to range between 12.0 and 13.0 Mboe/d (mid-point of 12.5 Mboe/d) for 2021 with a 93% weighting to oil and liquids. Egypt oil production is expected to range between 9.7 and 10.5 Mbbls/d (mid-point of 10.1 Mbbls/d) in 2021. Canadian production is expected to range between 2.3 and 2.5 Mboe/d (mid-point of 2.4 Mboe/d) in 2021. The 2021 mid-point production guidance broken out by product type is summarized below:

Mid-point production guidance	Egypt	Canada	Total
Light and medium crude oil (bbls/d)	791	800	1,591
Heavy crude oil (bbls/d)	9,309	-	9,309
Conventional natural gas (Mcf/d)	-	4,800	4,800
Associated natural gas liquids (bbls/d)	-	800	800
Total (boe/d)	10,100	2,400	12,500

Funds flow from operations in any given period is dependent upon the timing and market price of crude oil sales in Egypt. Because these factors are difficult to accurately predict, the Company has not provided funds flow from operations guidance for 2021. Funds flow from operations and inventory levels in Egypt may fluctuate significantly from quarter to quarter due to the timing of crude oil sales.

The below chart provides a comparison of well netbacks in the Company’s Egyptian and Canadian assets under multiple price sensitivities. A typical Cardium well produces both oil and natural gas/NGLs. The price of each commodity varies significantly, therefore the below chart presents the netback of each revenue stream separately. The Egyptian well netbacks as presented below are on the average existing terms of its three Eastern Desert concessions and do not reflect the economics of the new merged concession agreement.

Netback sensitivity
Benchmark crude oil price ($/bbl)[1]	50.00	60.00	70.00	80.00	90.00
Benchmark natural gas price ($/Mcf)[2]	2.16	2.24	2.32	2.40	2.48
Netback ($/boe)
Egypt - crude oil[3]	6.20	10.20	14.40	18.50	22.60
Canada - crude oil[4]	29.70	37.30	45.05	52.75	60.50
Canada - natural gas and NGLs[4]	5.70	7.50	9.30	11.20	13.10
[1]	Benchmark Egypt crude oil price is Dated Brent; benchmark Canada crude oil price is WTI.
[2]	Benchmark natural gas price is AECO.
[3]

Egypt assumptions: using anticipated 2021 Egypt production profile, Gharib Blend price differential estimate of $5.00/bbl applied consistently at all price points, concession differentials of 4%, 5% and 5% applied to WG/WB/NWG respectively, operating costs estimated at ~$12.40/bbl, and maximum cost recovery resulting from accumulated cost pools.

[4]

Canada assumptions: using anticipated 2021 Canada production profile Edmonton Light price differential estimate of $C5.00/bbl, Edmonton Light to Harmattan discount of $C2.50/bbl, operating costs estimated at ~$C10.35/boe, NGL mixture price at 45% of Edmonton Light, and takes into consideration Canadian tax pools.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

SELECTED QUARTERLY FINANCIAL INFORMATION

($000s, except per share, price and volumes amounts)

	2021			2020				2019
	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4
Operations
Average production volumes
Crude oil (bbls/d)	11,877	11,414	10,802	10,886	10,473	12,696	13,404	13,739
NGLs (bbls/d)	677	857	710	755	798	826	761	735
Natural gas (Mcf/d)	4,734	4,834	4,259	4,454	4,633	4,665	4,996	5,331
Total (boe/d)	13,342	13,077	12,221	12,384	12,044	14,300	14,997	15,362
Average sales volumes[3]
Crude oil (bbls/d)	13,402	14,879	8,271	14,215	9,110	10,865	21,341	13,065
NGLs (bbls/d)	677	857	710	755	798	826	761	735
Natural gas (Mcf/d)	4,734	4,834	4,259	4,454	4,633	4,665	4,996	5,331
Total (boe/d)	14,868	16,542	9,691	15,712	10,680	12,470	22,934	14,688
Average realized sales prices
Crude oil ($/bbl)	64.76	60.39	53.26	37.40	37.14	23.40	40.47	51.61
NGLs ($/bbl)	35.40	27.03	26.42	18.96	15.65	11.43	12.49	18.81
Natural gas ($/Mcf)	2.71	2.58	2.46	1.85	1.80	1.31	1.61	1.81
Total oil equivalent ($/boe)	60.85	56.48	48.47	35.27	33.63	21.63	38.42	47.51
Inventory (Mbbls)	-	140.3	455.7	227.9	534.0	408.7	242.1	964.5
Petroleum and natural gas sales[3]	83,234	85,018	42,277	50,989	33,046	24,549	80,187	64,201
Petroleum and natural gas sales, net of royalties[3]	42,316	50,595	18,052	33,309	16,740	11,392	53,234	28,473
Cash flow generated by (used in) operating activities	27,026	23,832	(3,940)	14,180	(3,349)	24,551	(3,672)	23,740
Funds flow from operations[1]	12,381	17,100	81	7,202	323	(2,764)	25,683	3,171
Basic per share	0.17	0.24	-	0.10	-	(0.03)	0.35	0.04
Diluted per share	0.17	0.24	-	0.10	-	(0.03)	0.35	0.04
Net earnings (loss)	37,080	7,722	(11,024)	(2,855)	(5,957)	(13,367)	(55,218)	(8,202)
Basic per share	0.51	0.11	(0.15)	(0.04)	(0.08)	(0.19)	(0.76)	(0.11)
Diluted per share	0.51	0.11	(0.15)	(0.04)	(0.08)	(0.19)	(0.76)	(0.11)
Capital expenditures	11,624	3,597	2,907	254	437	1,229	5,577	10,996
Total assets	267,263	208,479	197,150	201,147	205,583	221,347	241,219	308,325
Cash and cash equivalents	53,952	43,639	28,669	34,510	27,065	34,837	23,830	33,251
Working capital	17,667	17,136	7,055	15,349	12,708	35,112	53,294	32,194
Total long-term debt, including current portion	6,882	16,951	21,699	21,464	25,946	27,071	36,591	37,041
Net debt-to-funds flow from operations ratio[2]	(0.29)	0.40	6.12	0.69	1.25	(0.23)	(0.29)	0.10
[1]

Funds flow from operations (before finance costs) is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[2]

Net debt-to-funds flow from operations ratio is a measure that represents total long-term debt (including the current portion) net of working capital over funds flow from operations for the trailing 12 months and may not be comparable to measures used by other companies. See "Non-GAAP Financial Measures".

[3]	Excludes the impact of the Q3-2021 overlift of $15.6 million (221.7 Mbbls).

During the third quarter of 2021, TransGlobe:

•

Reported an increase in production volumes of 11% compared to Q3-2020, the increase was primarily attributable to well optimization activities and new drilling in Egypt, partially offset by natural declines while awaiting the production start from the recent new drills in Canada;

•

Sold 307.5 Mbbls of entitlement crude oil to EGPC and sold one cargo lifting of 499.6 Mbbls, ending the quarter with no crude oil inventory in Egypt. The overlift portion of the cargo (221.7 Mbbls) will be settled through future entitlement crude oil production at West Gharib;

•	Collected a total of $4.5 million of accounts receivable from EGPC during the quarter;
•	Reported positive funds flow from operations of $12.4 million, inclusive of a $2.2 million realized derivative loss on commodity contracts;
•	Petroleum and natural gas sales increased by 152% compared to Q3-2020, primarily due to a 39% increase in sales volumes and a 81% increase in realized prices;
•

Reported net earnings of $37.1 million inclusive of a $1.3 million unrealized derivative gain on commodity contracts and a $31.5 million non-cash impairment reversal on the Company’s petroleum and natural gas (“PNG”) assets;

•	Spent $11.6 million on capital expenditures; and
•	Ended Q3-2021 with positive working capital of $17.7 million, including $54.0 million in cash.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

BUSINESS ENVIRONMENT

The Company’s financial results are influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2021			2020
Average reference prices and exchange rates	Q-3	Q-2	Q-1	Q-4	Q-3
Crude oil
Dated Brent average oil price ($/bbl)	73.47	68.83	60.82	44.29	42.96
Edmonton Sweet index ($/bbl)	66.61	63.01	52.54	38.50	37.35
Natural gas
AECO ($/MMBtu)	2.97	2.48	2.30	2.18	1.69
US/Canadian Dollar average exchange rate	1.26	1.23	1.27	1.30	1.33

In Q3-2021, the average price of Dated Brent oil was 7% and 71% higher than Q2-2021 and Q3-2020, respectively. Egypt production is priced based on Dated Brent, less a quality differential and is shared with the Egyptian government through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost oil or cost recovery barrels) which are assigned 100% to the Company. The PSCs provide for cost recovery per quarter up to a maximum percentage of total production. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSCs, the Contractor's share of excess ranges between 0% and 30%. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost oil ranges from 25% to 30% in Egypt. The balance of the production after maximum cost recovery is shared with the government (profit oil). Depending on the contract, the Egyptian government receives 70% to 86% of the profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of profit oil increases when production exceeds pre-set production levels in the respective contracts. During times of high oil prices, the Company may receive less cost oil and may receive more production-sharing oil. During times of lower oil prices, the Company receives more cost oil and may receive less profit oil. For reporting purposes, the Company records the government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production) which will increase during times of rising oil prices and decrease in times of declining oil prices. If oil prices are sufficiently low and the Gharib Blend/Dated Brent differential is high, the cost oil portion may not be sufficient to cover operating costs and capital costs, or even operating costs alone. When this occurs, the non-recovered costs accumulate in the Company’s cost pools and are available to be offset against future cost oil during the term of the PSCs and any eligible extension periods.

EGPC owns the storage and export facilities where the Company's production is delivered and the Company requires EGPC cooperation and approval to schedule liftings. Once liftings occur, the Company incurs a 30-day collection cycle on liftings as a result of direct marketing to third-party international buyers. Depending on the Company's assessment of the credit of crude oil cargo buyers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo liftings.

TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with the established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

In the third quarter of 2021, the average price of Edmonton Sweet index oil (expressed in US$) was 6% and 78% higher than Q2-2021 and Q3-2020, respectively. In Q3-2021, the average price of AECO natural gas was 20% and 76% higher than Q2-2021 and Q3-2020, respectively.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties

Production Volumes

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Egypt crude oil (bbls/d)	11,276	9,812	10,751	11,443
Canada crude oil (bbls/d)	601	661	618	742
Canada NGLs (bbls/d)	677	798	748	795
Canada natural gas (Mcf/d)	4,734	4,633	4,611	4,764
Total Company (boe/d)	13,342	12,044	12,884	13,774

Sales Volumes (excludes volumes held as inventory)

	Three Months Ended September 30		Nine Months Ended September 30
	2021	2020	2021	2020
Egypt crude oil (bbls/d) [1]	12,801	8,380	11,585	13,013
Canada crude oil (bbls/d)	601	730	618	742
Canada NGLs (bbls/d)	677	798	748	795
Canada natural gas (Mcf/d)	4,734	4,633	4,611	4,764
Total Company (boe/d) [1]	14,868	10,680	13,719	15,344
[1]	Excludes overlift of 221.7 Mbbls; 2,410 bbls/d for the three months ended September 30, 2021; 812 bbls/d for the nine months ended September 30, 2021.

Netback

Consolidated netback

	Three Months Ended September 30
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales[3]	83,234	60.85	33,046	33.63
Royalties[2]	40,917	29.91	16,306	16.60
Current taxes[2]	6,096	4.46	3,092	3.15
Production and operating expenses[3]	16,741	12.24	11,473	11.68
Selling costs	2,161	1.58	54	0.05
Netback[1]	17,319	12.66	2,121	2.15
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent, excluding overlift, for the periods ended September 30, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2021).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	Excludes the impact of the Q3-2021 overlift of $15.6 million (221.7 Mbbls).

	Nine Months Ended September 30
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Petroleum and natural gas sales[3]	210,528	56.21	137,782	32.77
Royalties[2]	99,565	26.58	56,416	13.42
Current taxes[2]	16,361	4.37	10,122	2.41
Production and operating expenses[3]	45,912	12.26	45,136	10.74
Selling costs	3,866	1.03	1,103	0.26
Netback[1]	44,824	11.97	25,005	5.94
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent, excluding overlift, for the periods ended September 30, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2021).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	Excludes the impact of the Q3-2021 overlift of $15.6 million (221.7 Mbbls).

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Egypt

	Three Months Ended September 30
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales[3]	76,232	64.73	28,644	37.15
Royalties[2]	39,772	33.77	15,825	20.53
Current taxes[2]	6,096	5.18	3,092	4.01
Production and operating expenses[3]	14,882	12.64	10,051	13.04
Selling costs	2,161	1.83	54	0.07
Netback[1]	13,321	11.31	(378)	(0.50)
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent, excluding overlift for the periods ended September 30, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2021).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	Excludes the impact of the Q3-2021 overlift of $15.6 million (221.7 Mbbls).

	Nine Months Ended September 30
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Oil sales[3]	191,037	60.40	126,363	35.44
Royalties[2]	96,099	30.39	54,644	15.33
Current taxes[2]	16,361	5.17	10,122	2.84
Production and operating expenses[3]	40,729	12.88	40,440	11.34
Selling costs	3,866	1.22	1,103	0.31
Netback[1]	33,982	10.74	20,054	5.62
[1]

The Company achieved the netbacks above on sold barrels of oil equivalent, excluding overlift, for the periods ended September 30, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement crude oil held as inventory at September 30, 2021).

[2]

Royalties and taxes are settled at the time of production. Fluctuations in royalty and tax costs per bbl are due to timing differences between the production and sale of the Company's entitlement crude oil.

[3]	Excludes the impact of the Q3-2021 overlift of $15.6 million (221.7 Mbbls).

Netbacks per barrel in Egypt increased significantly for the three months ended September 30, 2021, compared with the same period in 2020. The increase was primarily due to 74% higher realized oil prices and 3% lower production and operating expenses per bbl, partially offset by 59% higher royalties and taxes per bbl and a significant increase in selling costs per bbl. Netbacks per barrel in Egypt increased by 91% for the nine months ended September 30, 2021, compared with the same period in 2020. The increase was primarily due to 70% higher realized oil prices, partially offset by 96% higher royalties and taxes per bbl, 14% higher production and operating expenses per bbl and a significant increase in selling costs per bbl.

Royalties and taxes as a percentage of revenue were 60% and 59%, respectively, in the three and nine months ended September 30, 2021, compared to 66% and 51% in the same periods in 2020. Royalties and taxes are settled on a production basis, therefore, the correlation of royalties and taxes to oil sales fluctuates depending on the timing of entitlement oil sales. If sales volumes had been equal to production volumes during the three and nine months ended September 30, 2021, royalties and taxes as a percentage of revenue would have been 68% and 63% (2020 - 56% and 58%), respectively. In periods when the Company sells less than its entitlement production, royalties and taxes as a percentage of revenue will be higher than the terms of the PSCs. In periods when the Company sells more than its entitlement production, royalties and taxes as a percentage of revenue will be lower than the terms set out in the PSCs. The relative decrease from 66% for the three months ended September 30, 2020 to 60% for the three months ended September 30, 2021, was due to sales outpacing production in the third quarter of 2021, partially offset by Q3-2021 excess cost oil in West Bakr. The relative increase from 51% for the nine months ended September 30, 2020 to 59% for the nine months ended September 30, 2021, was primarily due to Q3-2021 excess cost oil in the West Bakr concession, partially offset by sales outpacing production in 2021. Excess cost oil occurs when the current costs and historic cost amortization, permissible within the PSC, are less than the proportion of cost oil value. In the case of West Bakr, 100% of excess cost oil belongs to EGPC, which effectively increases the royalty burden.

In Egypt, the average selling price was $64.73/bbl and $60.40/bbl, respectively, for the three and nine months ended September 30, 2021, which represents an increase of 74% and 70% compared to the same periods in 2020. The differences between the average selling prices and Dated Brent prices are due to a gravity/quality adjustment and are also impacted by the specific timing of direct sales.

In Egypt, production and operating expenses fluctuate periodically due to changes in inventory volumes as a portion of costs are capitalized and expensed when sold. Production and operating expenses increased by 48% ($4.8 million) in the three months ended September 30, 2021, compared with the same period in 2020. The increase was primarily related to a significant decrease in crude oil inventory from the Q3-2021 cargo lifting and sales to EGPC, whereby operating costs previously capitalized to inventory were expensed when sold ($5.7 million). The increase was also caused by higher production handling fees and higher diesel and fuel costs, partially offset by lower workover costs, lower manpower costs, and lower equipment rentals. Production and operating expenses increased by 1% ($0.3 million) in the nine months ended September 30, 2021, compared with the same period in 2020 The increase was primarily related to a significant decrease in crude oil inventory from the Q3-2021 cargo lifting and sales to EGPC, whereby operating costs previously capitalized to inventory were expensed when sold ($2.7 million). The increase was also caused by an increase in manpower costs, partially offset by lower workover costs, lower production handling fees, lower equipment rental and maintenance costs, and lower diesel and fuel costs.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Selling costs increased by significantly in the three and nine months ended September 30, 2021, compared with the same periods in 2020. These increases were due to an increase in cargo liftings in both the three months and nine months ended September 30, 2021 when compared to the same periods in 2020.

Canada

	Three Months Ended September 30
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	3,618	65.43	2,484	36.99
Natural gas sales	1,179	16.24	769	10.82
NGL sales	2,205	35.40	1,149	15.65
Total sales	7,002	36.82	4,402	20.80
Royalties	1,145	6.02	481	2.27
Production and operating expenses	1,859	9.78	1,422	6.72
Netback	3,998	21.02	2,499	11.81

	Nine Months Ended September 30
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Crude oil sales	10,232	60.65	6,489	31.92
Natural gas sales	3,258	15.53	2,057	9.46
NGL sales	6,001	29.39	2,873	13.19
Total sales	19,491	33.45	11,419	17.88
Royalties	3,466	5.95	1,772	2.77
Production and operating expenses	5,183	8.89	4,696	7.35
Netback	10,842	18.61	4,951	7.76

Netbacks per boe in Canada increased by 78% and 140%, respectively, for the three and nine months ended September 30, 2021 compared to the same periods in 2020. The increase is primarily due to a higher realized sales price in Canada (77% and 87%, respectively), partially offset by higher royalties per boe (165% and 115%, respectively) and higher production and operating expenses per boe (46% and 21%, respectively).

In Canada, royalty expense increased by $0.7 million and $1.7 million, respectively, for the three and nine months ended September 30, 2021 compared to the same periods in 2020. The increase for the three and nine months ended September 30, 2021 was primarily due to an increase in crown royalties as a result of improved pricing, an increase in freehold and overriding royalties, and a decrease in Gas Cost Allowance (“GCA”) rebates received in 2021 compared to 2020. Royalties amounted to 16% and 18% of petroleum and natural gas sales revenue during the three and nine months ended September 30, 2021, respectively, compared to 11% and 16% during the comparative periods in 2020. TransGlobe pays royalties to the Alberta provincial government and landowners in accordance with an established royalty regime. In Alberta, Crown royalty rates are based on reference commodity prices, production levels and well depths, and are offset by certain incentive programs in place to promote drilling activity by reducing overall royalty expense.

Production and operating expenses increased by 31% and 10% in the three and nine months ended September 30, 2021, respectively, compared with the same periods in 2020. These increases were primarily due to an increase in chemical costs and power and utilities due to an increase in commodity prices in 2021, partially offset by a decrease in transportation costs.

OVERLIFT

During Q3-2021, TransGlobe had a cargo lifting of 499.6 Mbbls that resulted in an overlift of 221.7 Mbbls outstanding at September 30, 2021. Overlift refers to situations where the Company lifts barrels in excess of its entitlement crude oil inventory. During overlift, the Company recognizes the revenue from the cargo lifting, with an equivalent cost recorded to an expense resulting in nil net earnings impact related to the overlifted barrels during the period. When the overlift is settled, the expense is reversed to recognize the net income earned on the cargo lifting in the period of production. The Q3-2021 overlift resulted in additional revenue and expenses being recorded in the amount of $15.6 million in the quarter.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

GENERAL AND ADMINISTRATIVE EXPENSES ("G&A")

	Three Months Ended September 30
	2021		2020
($000s, except per boe amounts)[1]	$	$/boe	$	$/boe
Gross G&A	2,987	2.18	2,753	2.80
Stock-based compensation	1,403	1.03	(72)	(0.07)
Capitalized G&A and overhead recoveries	(160)	(0.12)	(139)	(0.14)
Net G&A	4,230	3.09	2,542	2.59

1 Per boe amounts exclude the impact of the Q3-2021 overlift of 221.7 Mbbls.

	Nine Months Ended September 30
	2021		2020
($000s, except per boe amounts)[1]	$	$/boe	$	$/boe
Gross G&A	8,458	2.26	9,508	2.26
Stock-based compensation	4,990	1.33	(489)	(0.12)
Capitalized G&A and overhead recoveries	(511)	(0.14)	(622)	(0.15)
Net G&A	12,937	3.45	8,397	1.99

1 Per boe amounts exclude the impact of the Q3-2021 overlift of 221.7 Mbbls.

Gross G&A increased by 8% and decreased by 11% for the three and nine months ended September 30, 2021, respectively, compared with the same periods in 2020. The increase for the three months ended September 30, 2021 was primarily due to an increase in professional fees, particularly business development. The decrease for the nine months ended September 30, 2021 was primarily due to comparatively lower salary expenses in 2021 resulting from headcount reductions and non-recurring restructuring charges incurred in 2020.

Stock-based compensation expense increased significantly for the three and nine months ended September 30, 2021, respectively, compared with the same periods in 2020. The increase for the three months ended September 30, 2021 was primarily due to an increase in the Company’s share price at the end of Q3-2021 and the associated revaluation of the Company’s potential obligations. The increase for the nine months ended September 30, 2021 was primarily due to an increase in the Company’s share price and the associated revaluation of the Company’s potential obligations, partially offset by a reduction in the number of outstanding units as a result of a Q2-2021 expiry of historical grants.

Capitalized G&A increased by 15% and decreased by 18% for the three and nine months ended September 30, 2021, respectively, compared to the same periods in 2020. The increase for the three months ended September 30, 2021 was primarily due to increased capital activity in Q3-2021 when compared to the same period in 2020. The decrease for the nine months ended September 30, 2021 was primarily due to less staff time allocated to capital projects.

FINANCE COSTS

	Three Months Ended September 30		Nine Months Ended September 30
($000s)	2021	2020	2021	2020
Interest on long-term debt	105	315	536	1,284
Interest on borrowing base facility	82	85	238	243
Amortization of deferred financing costs	-	101	103	294
Interest on lease obligations	40	51	153	135
Finance costs	227	552	1,030	1,956
Interest paid	190	396	774	1,526

Finance costs for the three and nine months ended September 30, 2021 decreased to $0.2 million and $1.0 million, respectively, from $0.6 million and $2.0 million for the same periods in 2020. This decrease was due to a lower balance of long-term debt and decreases to ATB Prime and LIBOR.

As at September 30, 2021, the Company has a prepayment agreement with Mercuria that was amended to $10.0 million (undrawn) and extended to December 31, 2021 to coincide with the expiry of TransGlobe’s remaining Brent crude oil hedges in 2021.

As at September 30, 2021, the Company had a revolving Canadian reserves-based lending facility with ATB totaling C$22.5 million ($17.7 million), of which C$8.7 million ($6.9 million) was outstanding.

The prepayment agreement and reserves-based lending facility are subject to certain covenants. The Company was in compliance with its covenants as at September 30, 2021.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

DEPLETION, DEPRECIATION AND AMORTIZATION ("DD&A")

	Three Months Ended September 30
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	4,761	4.04	3,367	4.37
Canada	1,746	9.18	1,925	9.10
Corporate	85	-	201	-
Total	6,592	4.82	5,493	5.59
[1]

Egypt DD&A per barrel is calculated on a sales basis (excluding overlift) for the periods ended September 30, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at September 30, 2021 and 2020).

	Nine Months Ended September 30
	2021		2020
($000s, except per boe amounts)	$	$/boe	$	$/boe
Egypt[1]	12,564	3.97	17,220	4.83
Canada	5,476	9.40	5,581	8.74
Corporate	326	-	601	-
Total	18,366	4.90	23,402	5.57
[1]

Egypt DD&A per barrel is calculated on a sales basis (excluding overlift) for the periods ended September 30, 2021 and 2020 (these figures do not include TransGlobe's Egypt entitlement barrels held as inventory at September 30, 2021 and 2020).

In Egypt, gross DD&A fluctuates periodically due to changes in inventory volumes as a portion of DD&A is capitalized and expensed when sold. During the three months ended September 30, 2021, DD&A increased by 41% ($1.4 million) compared to the same period in 2020. This increase was primarily due to an increase in production and a decrease in crude oil inventory during the quarter. During the nine months ended September 30, 2021, DD&A decreased by 27% ($4.7 million) compared to the same period in 2020. This decrease was primarily due to a lower depletable base from impairment losses recognized in the first quarter of 2020 and a decrease in production, partially offset by a decrease in sales volumes in 2021.

In Canada, gross DD&A decreased by 9% ($0.2 million) and 2% ($0.1 million) during the three and nine months ended September 30, 2021, respectively, compared with the same periods in 2020. These decreases are primarily due to a decrease in production and a lower depletable base, partially offset by an increase in capital activity.

IMPAIRMENT REVERSAL

In Q3-2021, TransGlobe determined that there were indicators of impairment reversal present on its petroleum and natural gas (“PNG”) assets in the West Gharib, West Bakr, North West Gharib and Canada cash-generating units (“CGU”) due to an increase and stabilization in forecasted commodity prices. Based on the results of the impairment reversal calculations completed, recoverable amounts were determined to be greater than the carrying values of the CGUs tested resulting in $31.5 million of impairment reversal being recorded. This was comprised of a $20.5 million impairment reversal on the West Gharib concession, a $4.6 million impairment reversal on the West Bakr concession, a $3.0 million reversal on the North West Gharib concession and a $3.4 million reversal on the Canadian assets. The impairment reversal for all CGUs was limited to total accumulated impairments adjusted for depletion.

There were no indicators of impairment or impairment reversal on TransGlobe’s intangible exploration and evaluation (“E&E”) assets during Q3-2021.

CAPITAL EXPENDITURES

	Nine Months Ended September 30
($000s)	2021	2020
Egypt	6,431	5,342
Canada	11,668	1,733
Corporate	29	168
Total	18,128	7,243

Capital expenditures in the first nine months of 2021 were $18.1 million (2020 - $7.2 million).

In Egypt, the Company incurred $6.4 million in capital expenditures during the nine months ended September 30, 2021 (2020 - $5.3 million) associated with drilling four development oil wells at West Bakr in the Eastern Desert, drilling one development well at North West Gharib, the recompletion of SGZ-6X and the expansion of the early production facility at South Ghazalat in the Western Desert.

In Canada, the Company incurred $11.7 million in capital expenditures during the nine months ended September 30, 2021 (2020 - $1.7 million) associated with drilling, completing and equipping one 2-mile and two 1-mile horizontal wells in the northern area of the Cardium reservoir extension and the completion of one previously drilled horizontal Cardium oil well in the Harmattan area.

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

OUTSTANDING SHARE DATA

As at September 30, 2021 and November 3, 2021, the Company had 72,542,071 common shares issued and outstanding and 3,989,006 stock options issued and outstanding, of which 2,715,484 are exercisable in accordance with their terms into an equal number of common shares of the Company.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs that maintain and increase production and reserves, to acquire strategic oil and gas assets, to repay current liabilities and debt and ultimately to provide a return to shareholders. TransGlobe’s capital programs are funded by existing working capital and cash provided from operating activities. The Company's cash flow from operations varies significantly from quarter to quarter, depending on the timing of oil sales from cargoes lifted in Egypt, and these fluctuations in cash flow impact the Company's liquidity. TransGlobe's management will continue to steward capital and focus on cost reductions in order to maintain balance sheet strength.

Funding for the Company’s capital expenditures is provided by cash flows from operations and cash on hand. The Company expects to fund its 2021 exploration and development program through the use of working capital and cash flow from operations. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources and capital expenditures.

Working capital is the amount by which current assets exceed current liabilities. As at September 30, 2021, the Company had a working capital surplus of $17.7 million (December 31, 2020 - $15.3 million). The increase in working capital is primarily due to an increase in cash resulting from collections on accounts receivable in the period and an increase in accounts receivable due to increased sales in Q3-2021. These increases were partially offset by a decrease in crude oil inventory and increase in overlift liability as a result of the Q3-2021 cargo lifting, an increase in the derivative commodity contracts liability from increased commodity pricing and an increase in accounts payable driven by the 2021 capital program.

All of the Company's cash and cash equivalents are on deposit with high credit-quality financial institutions.

Over the past 10 years, the Company has experienced delays in the collection of accounts receivable from EGPC. The length of delay peaked in 2013, returned to historical delays of up to nine months in 2017, and has since fluctuated within an acceptable range. As at September 30, 2021, amounts owing from EGPC were $24.5 million. The Company considers there to be minimal credit risk associated with amounts receivable from EGPC.

In Egypt, the Company sold 307.5 Mbbls of entitlement crude oil to EGPC in Q3-2021 for net proceeds of $20.9 million and sold one cargo lifting of 499.6 Mbbls of entitlement crude oil for net proceeds of $33.3 million (collected in August 2021). The overlift portion of the cargo (221.7 Mbbls) will be settled through future entitlement crude oil production at West Gharib. During the third quarter of 2021, the Company collected a total of $4.5 million of accounts receivable from EGPC, an additional $3.7 million has been collected subsequent to the quarter. The Company incurs a 30-day collection cycle on sales to third-party international buyers. Depending on the Company's assessment of the credit of crude oil purchasers, they may be required to post irrevocable letters of credit to support the sales prior to the cargo lifting. As at September 30, 2021, the Company held no crude oil inventory.

As at September 30, 2021, the Company had $27.7 million of revolving credit facilities with $6.9 million drawn and $20.8 million available. The Company has a prepayment agreement with Mercuria that was amended to $10.0 million (undrawn) and extended to December 31, 2021 to coincide with the expiry of TransGlobe’s remaining Brent crude oil hedges. During the quarter, the prepayment agreement was fully repaid in the amount of $10.0 million. The Company also has a revolving Canadian reserves-based lending facility with ATB totaling C$22.5 million ($17.7 million), of which C$8.7 million ($6.9 million) was drawn and outstanding. During the nine months ended September 30, 2021, the Company had drawings of C$0.4 million ($0.3 million) on this facility.

The Company actively monitors its liquidity to ensure that cash flows, credit facilities and working capital are adequate to support these financial liabilities, as well as the Company’s capital programs.

PRODUCT INVENTORY

Product inventory consists of the Company's Egypt entitlement crude oil barrels, which are valued at the lower of cost or net realizable value. Cost includes operating expenses and depletion associated with the unsold entitlement crude oil as determined on a concession by concession basis. All oil produced is delivered to EGPC facilities. EGPC owns the storage and export facilities from where the Company's product inventory is sold. The Company requires EGPC’s cooperation to schedule liftings and works with EGPC on a continuous basis to schedule cargoes. Crude oil inventory levels fluctuate from quarter to quarter depending on EGPC approvals, as well as the timing and size of cargoes in Egypt. As at September 30, 2021, the Company held nil crude oil inventory. Since the Company began directly marketing its oil on January 1, 2015, crude oil inventory levels have fluctuated from quarter to quarter. These fluctuations in crude oil inventory levels impact the Company’s financial condition, financial performance and cash flows.

	Three Months Ended	Nine Months Ended	Year Ended
(Mbbls)	September 30, 2021	September 30, 2021	December 31, 2020
Product inventory, beginning of period	140.3	227.9	964.5
TransGlobe entitlement production	445.1	1,264.7	1,769.9
Crude oil sales	(807.1)	(1,714.3)	(2,506.5)
Overlift	221.7	221.7	—
Product inventory, end of period	-	-	227.9

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

Inventory reconciliation

The following table summarizes the operating expenses and depletion capitalization in unsold Egypt entitlement crude oil inventory:

	Nine Months Ended	Year Ended
	September 30, 2021	December 31, 2020
Production and operating expenses ($/bbl)	-	22.29
Depletion ($/bbl)	-	3.29
Unit cost of inventory ($/bbl)	-	25.57
Product inventory, end of period (Mbbls)	-	227.9
Product inventory, end of period ($000s)	-	5,828

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

		Payment Due by Period[1,2]
($000s)	Recognized in Financial Statements	Contractual Cash Flows	Less than 1 year	1-3 years	4-5 years	More than 5 years
Accounts payable and accrued liabilities	Yes-Liability	49,319	49,319	-	-	-
Overlift liability	Yes-Liability	15,431	15,431	-	-	-
Long-term debt	Yes-Liability	6,882	-	6,882	-	-
Lease obligations[3]	Yes-Liability	1,075	1,052	23	-	-
Drilling commitment	No	1,000	-	1,000	-	-
Other long-term liabilities	Yes-Liability	1,235	-	1,235	-	-
Derivative commodity contracts	Yes-Liability	3,285	3,285	-	-	-
Equipment and facility leases (short-term)[4]	No	596	596	-	-	-
Total		78,823	69,683	9,140	-	-
[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at September 30, 2021 exchange rates.
[3]	These amounts include the notional principal and interest payments.
[4]	Equipment leases include one facility contract and two workover rigs.

Pursuant to the approved South Ghazalat development lease, the Company is committed to drill one exploration well during the initial four year period of the 20 year development lease. The Company has issued a production guarantee in the amount of $1.0 million which will be released when the commitment well has been drilled.

In the normal course of its operations, the Company may be subject to litigation and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

On March 31, 2015, TG Holdings Yemen, Inc. ("TG Holdings"), a wholly-owned subsidiary of TransGlobe, relinquished its 13.8% interest in a concession in western Yemen known as "Block 32". In 2018, the Ministry of Oil and Minerals of the Republic of Yemen (“MOM”) raised claims against the contractor parties, including TG Holdings. The claims variously related to accounting practices, environmental and asset integrity/retirement claims, claims related to payment of customs duties and penalties, claims related to amounts allegedly owing to third parties for employment and facilities usage claims, and claims related to the handover of the concession.

A decision was rendered by the arbitral tribunal with an effective date of March 31, 2021. The final award determined that the contractor parties, including TG Holdings, are entitled to their share of Production Sharing Oil that was lifted by MOM in the amount of $5.0 million. The award also determined that the contractor parties, including TG Holdings, are jointly and severally liable for certain costs in the amount of $6.5 million.

The Company is not aware of any material provisions or other contingent liabilities as at September 30, 2021.

ASSET RETIREMENT OBLIGATION

As at September 30, 2021, TransGlobe had an asset retirement obligation ("ARO") of $13.5 million (December 31, 2020 - $13.0 million) for the future abandonment and reclamation costs of the Canadian assets. The estimated ARO liability includes assumptions of actual costs to abandon and/or reclaim wells and facilities, the time frame in which such costs will be incurred, as well as inflation factors in order to calculate the undiscounted total future liability. TransGlobe calculated the present value of the obligations using discount rates between 0.53% and 1.98% (December 31, 2020 –2.00%) to reflect the market assessment of the time value of money as well as risks specific to the liabilities that have not been included in the cash flow estimates. The inflation rate used in determining the cash flow estimate was 2.00% per annum (December 31, 2020 – 2.00%).

In Egypt, under model concession agreements and the Fuel Material Law, liabilities in respect of decommissioning movable and immovable assets (other than wells) passes to the Egyptian Government through the transfer of ownership from the contractor to the government under the cost

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

recovery process. While the current risk to the Company of becoming liable for decommissioning liabilities in Egypt is low, future changes to legislation could result in decommissioning liabilities in Egypt. Any increase in Egyptian decommissioning liabilities could adversely affect the Company's financial condition.

For petroleum wells, under good oilfield practices, the contractor is responsible for decommissioning non-producing wells under a decommissioning plan approved by EGPC during the life of the concession agreement. If EGPC agrees that a producing well is not economic, then the contractor may be responsible for decommissioning the well under an EGPC approved decommissioning plan. EGPC, at its own discretion, may not require a well to be decommissioned if it wants to preserve the ability to use the well for other purposes. As EGPC has discretion on decommissioning wells, there is a risk that the Company could incur well decommissioning costs. In accordance with the respective concession agreements, expenses approved by EGPC are recoverable through the cost recovery mechanism.

As at September 30, 2021 there is no ARO associated with the Egypt PSCs.

DERIVATIVE COMMODITY CONTRACTS

The nature of TransGlobe’s operations exposes it to fluctuations in commodity prices, interest rates and foreign currency exchange rates. TransGlobe monitors and when appropriate, uses derivative financial instruments to manage its exposure to these fluctuations. All transactions of this nature entered into by TransGlobe are related to future crude oil and natural gas production. TransGlobe does not use derivative financial instruments for speculative purposes. TransGlobe has elected not to designate any of its derivative financial instruments as accounting hedges and thus accounts for changes in fair value in net earnings (loss) at each reporting period. TransGlobe has not obtained collateral or other security to support its financial derivatives as management reviews the creditworthiness of its counterparties prior to entering into derivative contracts. The derivative financial instruments are initiated within the guidelines of the Company's corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.

In conjunction with the prepayment agreement, discussed further in the “Liquidity and Capital Resources” section of this MD&A, TransGlobe also entered into a marketing contract with Mercuria to market nine million barrels of TransGlobe's Egypt entitlement crude oil production. The pricing of the crude oil sales is based on market prices at the time of sale. The Company is committed to hedge 60% of its forecasted 1P entitlement production.

In conjunction with the recently renewed revolving Canadian reserves-based lending facility with ATB, the Company is required to enter into hedging arrangements based on its debt utilization. If utilization is below 50%, TransGlobe is required to hedge 25% of its annual forecasted average daily Canadian production of oil and natural gas volumes (net of royalties); utilization of between 50%-69% requires a hedge of 50%; utilization of 70% and above requires a hedge of 60%.

The following tables summarize TransGlobe’s outstanding derivative commodity contract positions as at September 30, 2021, the fair values of which have been presented on the Condensed Consolidated Interim Balance Sheet:

Financial Brent crude oil contracts
Period Hedged	Contract	Remaining Volume (bbl)	Monthly Volume (bbl)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Oct 2021 - Dec 2021	3-Way Collar	150,000	50,000	50.00	60.00	40.00

Financial AECO natural gas contracts
Period Hedged	Contract	Remaining Volume (GJ)	Daily Volume (GJ)	Swap C$/GJ
Oct 2021 - Dec 2021	Swap	349,600	3,800	2.76

CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

Timely preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires that management make estimates and assumptions and use judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the Condensed Consolidated Interim Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur. A detailed description of the Company’s critical judgements and accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2020 and in the Critical Judgements and Accounting Estimates section of the Company’s 2020 annual MD&A.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the Exchange Act. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting

TRANSGLOBE ENERGY CORPORATION	TSX & AIM: TGL NASDAQ: TGA

to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

No changes were made to the Company's internal controls over financial reporting during the three months ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.